Mail Stop 4561   May 16, 2008

Kerry Killinger
Chairman and Chief Executive Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle, WA 98101

        Re: Washington Mutual, Inc.
                Form 10-K
                Filed February 29, 2008
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed May 9, 2008
                File No. 001-14667

Dear Mr. Killinger:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We welcome any questions you may have about our comments
or any other aspect of our review. Feel free to call us at the telephone numbers listed at
the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management, Option ARM Home Loans, page 55

1. We refer to your response to Comment 3 in which you state that the estimated
   effects of the negative amortization that results from recasting Option ARMS are
   embedded in the Company's models for projecting future cash flows and liquidity
   and therefore cannot be isolated and quantified for separate disclosure.
   Considering the significance of Option ARM loans on the Company's operations,
   please tell us if you have an alternate methodology for determining the effect of

recasting Option ARMS on your future cash flows and liquidity. Consider in your response the following:

    a. The "Portfolio and Risk Management Practices" section of the Interagency Guidance on Nontraditional Mortgage Products states institutions should perform stress testing through sensitivity analysis on key portfolio segments to identify and quantify events that may increase risks in a segment or the entire portfolio.

    b. The materiality of the total of $12.4 billion of Option ARM loans that are expected to recast in 2008 and 2009.

    c. The key statistics for Option ARM loans on page 57 states that about 69% of the loan portfolio as of December 31, 2007 included a financial payment that resulted in negative amortization.

Credit Risk Management, Allowance for Loan Losses, page 63

2. We refer to your response to Comment 5 which states you have presented the five-year table for the allowance for loan losses in Note 6 instead of in MD&A so that this information within the 2007 10-K would not be duplicated. Please revise this section of MD&A under cover of an amendment to the Form 10-K, or tell us why the inclusion of this table in the notes to the financial statements is more meaningful to investors. See General Instruction 2 to Industry Guide 3. Additionally, revise to provide a brief description of the factors that management considered in determining the increases to the yearly allowance as required by Instruction (2) to Item IV of Industry Guide 3 for each fiscal period presented in your revised 10-K.

3. We refer to your response to Comment 6. Please include the following disclosure in the revised section of MD&A that incorporate the five-year table for the allowance for loan losses:

    a. The three factors that affected the decrease in the allowance from 2005 to 2006 noted in your response letter dated November 15, 2007.

    b. Tell us and explain in this section why you considered the $20 million decrease in the allowance for home loans in 2006 reflected estimated lower rates resulting from a change in the mix of the loan portfolio towards loans with relatively lower risk characteristics.

    c. Considering the $410 million increase in nonperforming subprime loans in 2006 and the related $48 million decrease in the allowances for that year, please separately discuss the effects of the impact of changing the loss

confirmation period and the nature of the other recalibrations of your
statistical models that resulted in a net immaterial change to the allowance.

Note 7, Securitizations, page 132

4. We refer to your response to Comment 10 regarding the table of total loans,
delinquencies and charge-offs on page 135. Considering you state in your
response that the Company does not consider performance metrics such as
payment status and charge-offs on securitized loans when estimating the
allowance for loan losses, please revise this footnote to provide the following
information:

   a. Disclose in the note that the tables of loans on nonaccrual status and net
   charge-offs are not performance metrics related to securitized loans.

   b. Explain the reasons why the information on nonaccrual loans and net
   charge-offs are included in the footnote if they are not related to the
   securitized loans.

   c. Provide a cross reference to the estimated credit risk exposure related to
   loan securitization transactions in Note 15, Commitments, Guarantees and
   Contingencies."

Note 13, Advances from Federal Home Loan Banks, Other Borrowings and Trust
Preferred Securities, page 144

5. In future filings, please revise to provide the disclosure required by paragraph
17(a)(2) of SFAS 140 regarding the residential mortgage loans securing the
mortgage bonds issued by Washington Mutual Bank. Please also include any
other relevant details, including a discussion of whether you may add or remove
mortgage loans from the cover pool that collateralizes the mortgage loans.

6. We refer to your response to Comment 11. If the Company holds a significant
variable interest in the SPE, please provide in future filings the footnote
disclosure required by paragraph 24 of FIN 46R, including the Company's
maximum exposure to loss due to its involvement with the statutory trust.

7. We note that you did not provide the expanded disclosures regarding your
Covered Bond Program in your Form 10-Q for the quarter ended March 31, 2008
that you indicated in your May 9, 2008 letter would be provided in future filings.
Please confirm these disclosures will be included in your Form 10-Q for the
quarter ended June 30, 2008.

Item 11. Executive Compensation

2008 Bonus Plan Design, page 29 of DEF 14A

8. Refer to prior comment 8 to our letter dated May 1, 2008. Please discuss in greater detail why the committee believes that evaluating the company's credit performance at the end of the year is more appropriate than establishing specific, quantifiable performance measures for credit risk. Please also discuss how this approach is consistent with the company's overall compensation objectives. We acknowledge your disclosure regarding the committee's intent to consider the effect of loan loss provisions in step two of the three-step approach to bonus compensation.

Revised Preliminary Proxy Statement on Schedule 14A, filed May 9, 2008

Background to the Proposal, page 7

9. In response to prior comment 22 from our letter dated May 1, 2008, you disclose that the board of directors determined to pursue the TPG proposal because it represented "the greatest value and the most favorable terms." Please expand this disclosure to briefly discuss why the board determined that such was the case. Please also disclose whether the board accepted the TPG proposal as submitted, or whether the board negotiated for more favorable terms before agreeing to the TPG offer.

      *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Kerry Killinger
Chairman and Chief Executive Officer
Washington Mutual, Inc.
Page 5

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at 202-551-3447 or John Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: By fax (212) 455-2502
       Maripat Alpuche, Esq.
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, NY 10017-3954